(Page 1 of 40 Pages)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 8)1

                                US ONCOLOGY, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90338W 10 3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson         US Oncology, Inc.        Ropes & Gray LLP
  & Stowe IX, L.P.              16825 Northchase Drive   45 Rockefeller Plaza
320 Park Avenue, Suite 2500     Houston, TX 77060        New York, NY 10111
New York, NY 10022              Attn: Phillip H. Watts   Attn: Othon A. Prounis
Attn: Jonathan M. Rather        Tel: (832) 601-8766      Tel: (212) 841-5700
Tel: (212) 893-9500
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 21, 2004
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /___/

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)




--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90338W 10 3                                      (Page 2 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Welsh, Carson, Anderson & Stowe IX, L.P.
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   WC
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                        |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          14,072,155 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                14,072,155 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,072,155 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  PN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                      (Page 3 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   WCAS IX Associates, L.L.C.
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   N/A
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          14,072,155 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                14,072,155 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,072,155 shares
                   (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                   [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  OO
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                      (Page 4 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Patrick J. Welsh
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          14,072,155 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                14,072,155 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,072,155 shares
                   (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                   [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                   IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                      (Page 5 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Russell L. Carson
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          14,072,155 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                14,072,155 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,072,155 shares
                   (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                   [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                   IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                      (Page 6 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Bruce K. Anderson
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          14,072,155 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                14,072,155 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,072,155 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                      (Page 7 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Thomas E. McInerney
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          14,072,155 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                14,072,155 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,072,155 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                      (Page 8 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Robert A. Minicucci
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          14,072,155 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                14,072,155 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,072,155 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                      (Page 9 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Anthony J. de Nicola
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          14,072,155 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                14,072,155 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,072,155 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 10 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Paul B. Queally
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          14,072,155 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                14,072,155 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,072,155 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                      (Page 11 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   D. Scott Mackesy
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Canada
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          14,072,155 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                14,072,155 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,072,155 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 12 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Sanjay Swani
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          14,072,155 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                14,072,155 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,072,155 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 13 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   John D. Clark
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          14,072,155 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                14,072,155 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,072,155 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 14 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   James R. Matthews
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          14,072,155 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                14,072,155 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,072,155 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                      (Page 15 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Sean M.Traynor
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          14,072,155 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                14,072,155 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,072,155 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN

CUSIP No. 90338W 10 3                                     (Page 16 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   John Almeida
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          14,072,155 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                14,072,155 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,072,155 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 17 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Jonathan M. Rather
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          14,072,155 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                14,072,155 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,072,155 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 18 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Eric J. Lee
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          390 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                390 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  390 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Less than 0.1%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                      (Page 19 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   George Weigers
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          100,000 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                100,000 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  100,000 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 20 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Joelle M. Kayden
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    10,695
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          0
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                10,695 shares
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                0

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10695 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Less Than 0.1%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 21 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Kenneth Melkus
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    0
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          83,421 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                0
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                83,421 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  103,421 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 22 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Rocco Ortenzio
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    37,751 shares
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          3,390 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                37,751
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                3,390 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  41,141 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Less Than 0.1%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 23 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Robert A. Ortenzio
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    84,838 shares
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          3,390 shares
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                84,838 shares
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                3,390 shares

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  88,228 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 24 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Lloyd K. Everson
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    525,420 shares
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          0
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                525,420 shares
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                0

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  525,420 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.6%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 25 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   R. Dale Ross
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    2,882,754
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          0
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                2,882,754 shares
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                0

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,882,754 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 26 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Bruce D. Broussard
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    232,667 shares
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          0
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                232,667
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                0

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  232,667 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 27 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Atul Dhir
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    269,334 shares
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          0
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                269,334 shares
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                0

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  269,334 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 28 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   George D. Morgan
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    232,667 shares
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          0
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                232,667 shares
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                0

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  232,667 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.3%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 29 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Leo E. Sands
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    443,001 shares
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          0
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                443,001 shares
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                0

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  443,001 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.5%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 90338W 10 3                                     (Page 30 of 40 Pages)

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Philip H. Watts
    EIN No.:
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a)|X|
                   (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
                   PF
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                   |_|
-------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------


NUMBER OF                       7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                                    352,667 shares
OWNED BY                        -----------------------------------------------
 EACH                           8.     SHARED VOTING POWER
REPORTING
PERSON                                          0
 WITH                           -----------------------------------------------
                                9.     SOLE DISPOSITIVE POWER

                                                352,667 shares
                                -----------------------------------------------
                                10.    SHARED DISPOSITIVE POWER

                                                0

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  352,667 shares
                  (See Item 5)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.4%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

                                                          (Page 31 of 40 Pages)


                         AMENDMENT NO. 8 TO SCHEDULE 13D

     Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on October 12, 2001, Amendment No. 1 thereto filed on October 17, 2001, Amendment No. 2 thereto filed on October 24, 2001, Amendment No. 3 thereto filed on November 13, 2001, Amendment No. 4 thereto filed on January 16, 2002, Amendment No. 5 thereto filed on March 21, 2002, Amendment No. 6 thereto filed on March 24, 2004 and Amendment No. 7 thereto filed on April 15, 2004 (as so amended, the "Schedule 13D"). Terms defined in this Schedule 13D are used herein as so defined.

     This Schedule 13D is hereby amended so that Items 2, 3, 4, 5, 6 and 7 are hereby amended and restated as follows:

Item 2.  Identity and Background.

(a)      Name

     This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership ("WCAS IX"), WCAS IX Associates, LLC, a Delaware limited liability company ("WCAS IX Associates"), Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, James R. Matthews, Sean D. Traynor, John Almeida, Jonathan M. Rather, Eric J. Lee, George Weigers, Joelle M. Kayden, Kenneth Melkus, Rocco Ortenzio, Robert A. Ortenzio, Lloyd K. Everson, R. Dale Ross, Bruce D. Broussard, Atul Dhir, George D. Morgan, Leo E. Sands and Phillip
H. Watts.

     WCAS IX Associates is the sole general partner of WCAS IX. Each of the following individual reporting persons are managing members of WCAS IX
Associates: Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, James R. Matthews, Sean D. Traynor, John Almeida and Jonathan M. Rather. Such reporting persons and Eric J. Lee (collectively, the "WCAS Persons") are each employees of an affiliate of WCAS IX Associates. George Weigers, Joelle Kayden, Kenneth Melkus and Rocco Ortenzio (collectively, the "WCAS Co-Investors" and together with the WCAS Persons, the "WCAS Investors") are individuals who co-invest with WCAS IX and its affiliates.

     Each of the following individual reporting persons (the "USON Persons") are directors and/or executive officers of the Issuer: Robert A. Ortenzio, Lloyd K. Everson, R. Dale Ross, Bruce D. Broussard, Atul Dhir, George D. Morgan, Leo E. Sands and Phillip H. Watts.

     The reporting persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each of the aforementioned reporting persons has entered into an Amended and Restated Joint Filing Agreement, a copy of which is filed with this
Schedule 13D as Exhibit A, pursuant to which such persons have agreed to file Amendment No. 8 to this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

     Information in this Schedule 13D with respect to each of the reporting persons is given solely by such reporting person, and no reporting person assumes responsibility for the accuracy or completeness of information provided by another reporting person.

                                                          (Page 32 of 40 Pages)


(b)      Principal Address

     The principal address of each of WCAS IX, WCAS IX Associates and each WCAS Person is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. The principal address for George Weigers is 55 Madison Street, Denver, Colorado 80206. The principal address for Joelle M. Kayden is c/o Accolade Partners, L.P., 7900 Westpark Drive, Suite T-602, McLean, Virginia 22102. The principal address for Kenneth Melkus is 102 Woodmont Blvd., Suite 100, Nashville, Tennessee 37203. The principal address for Rocco Ortenzio is c/o Select Medical Corporation, 4718 Old Gettysburg Road, Suite 403, Mechanicsburg, PA 17055. The principal address of each of the USON Persons is c/o US Oncology, Inc., 16825 Northchase Drive, Houston, Texas 77060.

(c)      Principal Business

     The principal business of WCAS IX is that of an investment limited partnership. The principal business of WCAS IX Associates is that of general partner of WCAS IX. The principal business of each of the WCAS Persons is that of a managing member of WCAS IX Associates and/or an employee of an affiliate of WCAS IX Associates. The principal business of George Weigers is that of a private investor. The principal business of Joelle M. Kayden is that of a managing partner of Accolade Partners, L.P. The principal business of Kenneth Melkus is that of a private investor. The principal business of Rocco Ortenzio is that of Chairman of the Board of Directors of Select Medical Corporation. The principal business of Robert A. Ortenzio is that of the President and Chief Executive Officer of Select Medical Corporation. The principal business of each of the remaining USON Persons is that of a director and/or executive officer of the Issuer.

(d and e) No Convictions or Proceedings.

     During the last five years, none of the reporting persons, nor any of their executive officers, directors, partners or members, as applicable: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship

     WCAS IX is a Delaware limited partnership. WCAS IX Associates is a Delaware limited liability company. Each of the WCAS Investors (other than D. Scott Mackesy) and each of the USON Persons is a citizen of the United
States. D. Scott Mackesy is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

     As previously reported in filings with the Securities and Exchange Commission, WCAS IX, WCAS IX Associates and the WCAS Persons beneficially own the shares of Common Stock set forth in Item 5 below. Substantially all of these shares were acquired prior to March 20, 2002 in open market transactions at various sale prices. The source of funds for shares purchased by WCAS IX were WCAS IX's working capital or funds available for investment. The source of funds for shares purchased by the WCAS Persons were such individual's personal funds.

     Each of the shares of the USON Persons are shares acquired or which may be acquired through the exercise of stock options granted to such person. The source of funds for the exercise price of any such outstanding shares were such individual's personal funds.

                                                          (Page 33 of 40 Pages)

     The Merger (as defined in Item 4 below) is expected to be financed by an equity investment in US Oncology Holdings, Inc. f/k/a Oiler Holding Company ("Holdings") to be made by WCAS IX and certain related investors, including the WCAS Investors, and certain loan arrangements to be entered into by Holdings and the Issuer with JPMorgan Chase Bank, Wachovia Bank, National Association, Citicorp North America, Inc. and Deutsche Bank A.G. (collectively, the "Lenders").

     Pursuant to two Equity Commitment Letters, dated as of March 20, 2004 (the "Equity Commitment Letters"), by and between Holdings and WCAS IX, a copy of each of which is attached hereto as Exhibit B, WCAS IX and certain related investors, including the WCAS Persons, will provide up to $304.1 million in cash and an agreed upon number of shares of Common Stock to Holdings in return for equity interests in Holdings. The cash proceeds of such investment will be contributed by Holdings to its wholly owned subsidiary, Oiler Acquisition Corp. ("Acquisition"), to finance a portion of the consideration for the Merger. Any contributed shares will be cancelled in the Merger. Pursuant to the Equity Commitment Letters, a designee of WCAS IX will receive a financing fee equal to $17.3 million and WCAS IX and its affiliates will be reimbursed for all of their out-of-pocket fees and expenses.

     Robert A. Ortenzio and each of the WCAS Co-Investors have an understanding with Holdings whereby such reporting persons are expected to contribute an agreed upon number of shares of Common Stock to Holdings in return for equity interests in Holdings. Any contributed shares will be cancelled in the Merger. Each of the other USON Persons are, through conversion, exchange, purchase or otherwise, expected to acquire equity interests in Holdings upon consummation of the merger. Such acquisition is expected to be for cash which is expected to be received by each such other USON Person in the Merger in exchange for his existing equity interests in the Issuer.

     Pursuant to a Senior Secured Credit Facilities and Senior Subordinated Bridge Facility Commitment Letter, dated March 20, 2004 (the "Debt Commitment Letter"), by and among Holdings and the Lenders (including Deutsche Bank A.G. pursuant to a subsequently executed assignment letter), a copy of which is attached hereto as Exhibit C, the Lenders have agreed to provide (i) a $450.0 million senior secured term loan facility and (ii) a $100.0 million revolving credit facility (collectively, the "Bank Facility"). The Debt Commitment Letter contemplates that the Issuer and/or Holdings will issue up to an aggregate $625.0 million unsecured senior subordinated notes (the "Notes") pursuant to a Rule 144A offering. In the event that the Notes are not issued at the time the Merger is consummated, the Lenders have agreed to provide a bridge loan facility in the amount of up to $625.0 million under a senior unsecured credit facility (the "Bridge Facility"). The Bank Facility and the Bridge Facility are expected to contain customary terms and conditions, including, without limitation, with respect to fees, indemnification and events of default. A portion of the proceeds of these loan arrangements will be used to finance a portion of the consideration for the Merger. The Debt Commitment Letter was recently amended to extend its term, a copy of which is attached hereto as Exhibit D.

     The foregoing descriptions of the Equity Commitment Letters and Debt Commitment Letter, as amended, are qualified in their entirety by reference to such agreements, including the referenced amendments, copies of which are attached as Exhibits B, C and D, respectively, and are incorporated herein by reference.

Item 4.  Purpose of Transaction.

     (a through j) On March 20, 2004, Holdings, Acquisition and the Issuer entered into an Agreement and Plan of Merger, a copy of which is attached hereto as Exhibit E (the "Merger Agreement"), pursuant to which Acquisition, a wholly owned subsidiary of Holdings, will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Merger"). Following the consummation of the Merger, the Issuer will be a wholly owned subsidiary of Holdings. Under the terms of the Merger Agreement, each existing share of Common Stock, other than shares held by Holdings or Acquisition, treasury shares and dissenting shares, will be converted into the right to receive $15.05 in cash (the "Merger Consideration"). All outstanding delayed share delivery agreements of the Issuer will be accelerated and the counterparties to such agreements will receive the Merger Consideration for each share of

                                                          (Page 34 of 40 Pages)

stock to be delivered by the Issuer pursuant to such agreements. In addition, all outstanding options for Common Stock will be converted into the right to receive the Merger Consideration less the exercise price of such options. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing stockholders of the Issuer.

     Pursuant to the Merger Agreement, the board of directors of Acquisition at the effective time of the Merger will become the board of directors of the Issuer. In addition, the certificate of incorporation and bylaws of the Issuer will be, subject to certain exceptions, amended and restated at the effective time of the Merger to conform to such organizational documents of Acquisition.

     If the Merger is consummated, the Common Stock will be delisted from the Nasdaq National Market and will be deregistered under Section 12(g)(4) of the Exchange Act.

     The foregoing description of the Merger Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached as Exhibit E, and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

     The following information is based on a total of 86,475,384 shares of Common Stock outstanding as of July 16, 2004.

     (a) WCAS IX direct beneficially owns 12,447,744 shares of Common Stock, or approximately 14.4% of the Common Stock outstanding. WCAS IX Associates does not directly beneficially own any shares of Common Stock.

          Managing Members of WCAS IX Associates

          (i) Patrick J. Welsh directly beneficially owns 384,160 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding.

          (ii) Russell L. Carson directly beneficially owns 551,394 shares of Common Stock (including 61,000 shares issuable upon exercise of presently- exercisable stock options), and indirectly beneficially owns (through trusts for the benefit of his children) 16,000 shares of Common Stock, or, in the aggregate, 628,394 shares of Common Stock or approximately 0.7% of the Common Stock outstanding.

          (iii) Bruce K. Anderson directly beneficially owns 303,391 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding.

          (iv) Thomas E. McInerney directly beneficially owns 144,655 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (v) Robert A. Minicucci directly beneficially owns 76,169 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Anthony J. de Nicola directly beneficially owns 37,844 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Paul B. Queally directly beneficially owns 34,062 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) D. Scott Mackesy directly beneficially owns 4,751 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                                                          (Page 35 of 40 Pages)


          (ix) Sanjay Swani directly beneficially owns 949 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (x) John D. Clark directly beneficially owns 950 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xi) James R. Matthews directly beneficially owns 950 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xii) Sean D. Traynor directly beneficially owns 1,559 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xiii) John Almeida directly beneficially owns 487 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xiv) Jonathan M. Rather directly beneficially owns 5,700 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          Certain Present Employees of Affiliates of WCAS IX Associates

          Eric J. Lee, a current employee of an affiliate of WCAS IX Associates, owns 390 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          WCAS Co-Investors

          (i) George Weigers indirectly beneficially owns 100,000 shares of Common Stock issued to entities controlled by Mr. Weigers, or approximately 0.1% of the Common Stock outstanding.

          (ii) Joelle M. Kayden directly beneficially owns 10,695 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iii) Kenneth Melkus indirectly beneficially owns 83,421 shares of Common Stock issued to entities controlled by Mr. Melkus, or approximately 0.1% of the Common Stock outstanding.

          (iv) Rocco Ortenzio directly beneficially owns 37,751 shares of Common Stock, and indirectly beneficially owns 3,390 shares of Common Stock issued to a partnership of which Mr. Ortenzio is a general partner, or in the aggregate 41,141 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          USON Persons

          (i) Robert A. Ortenzio directly beneficially owns 84,838 shares of Common Stock (including 52,000 shares issuable upon exercise of presently-exercisable stock options), and indirectly beneficially owns 3,390 shares of Common Stock issued to a partnership of which Mr. Ortenzio is a general partner, or, in the aggregate 88,228 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (ii) Lloyd K. Everson directly beneficially owns 525,420 shares of Common Stock (including 485,018 shares issuable upon exercise of presently-exercisable stock options), or approximately 0.6% of the Common Stock outstanding.

          (iii) R. Dale Ross directly beneficially owns 2,882,754 shares of Common Stock (all of which

                                                          (Page 36 of 40 Pages)

                  are issuable upon exercise of presently-exercisable stock options), or approximately 3.3% of the Common Stock outstanding.

          (iv) Bruce D. Broussard directly beneficially owns 232,667shares of Common Stock (all of which are issuable upon exercise of presently-exercisable stock options), or approximately 0.3% of the Common Stock outstanding.

          (v) Atul Dhir directly beneficially owns 269,334 shares of Common Stock (all of which are issuable upon exercise of presently-exercisable stock options), or approximately 0.3% of the Common Stock outstanding.

          (vi) George D. Morgan directly beneficially owns 232,667shares of Common Stock (all of which are issuable upon exercise of presently-exercisable stock options), or approximately 0.3% of the Common Stock outstanding.

          (vii) Leo E. Sands directly beneficially owns 443,001 shares of Common Stock (all of which are issuable upon exercise of presently-exercisable stock options), or approximately 0.5% of the Common Stock outstanding.

          (viii) Phillip H. Watts directly beneficially owns 352,667 shares of Common Stock (all of which are issuable upon exercise of presently-exercisable stock options), or approximately 0.4% of the Common Stock outstanding.

     (b) WCAS IX may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of all of the shares of Common Stock owned by WCAS IX Associates and the WCAS Persons. WCAS IX Associates and the WCAS Persons (other than Eric J. Lee) may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of all of the shares of Common Stock owned by WCAS IX and WCAS IX Associates. Each of such WCAS Persons, however, disclaims beneficial ownership of all shares of Common Stock other than the shares he owns directly or by virtue of his indirect pro rata interest, if a managing member of WCAS IX Associates, in the shares owned by WCAS IX. None of the WCAS Co-Investors or the USON Persons may be deemed to share the power to vote or direct the voting of or to dispose or direct the disposition of any shares of Common Stock other than the shares of Common Stock set forth in Item 5(a) above.

     (c) Except as described in Item 3 above, none of the reporting persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

     (d) Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the reporting persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Each of the WCAS Persons have an understanding with WCAS IX to vote, as directed by WCAS IX, the shares of Common Stock held by them for the approval and adoption of the Merger Agreement and the Merger.

                                                          (Page 37 of 40 Pages)

     Each of the WCAS Persons have an understanding with WCAS IX to contribute, as directed by WCAS IX, immediately prior to the Merger, substantially all of the shares of Common Stock held by them to Holdings in exchange for equity of Holdings.

     Each of the WCAS Co-Investors and Robert A. Ortenzio have an understanding to contribute, immediately prior to the Merger, certain of the shares of Common Stock held by them to Holdings in exchange for equity of Holdings.

     Each of the other USON Persons has an understanding to acquire, through conversion or exchange of Common Stock held by them, purchase or otherwise, equity interests in Holdings upon consummation of the Merger. Such acquisitions are expected to be for cash which is expected to be received by each such other USON Person in the Merger in exchange for his existing equity interests in the Issuer. In addition, certain of the USON Persons have an understanding with Holdings as to the management of the surviving corporation after consummation of the Merger.

     WCAS IX's partnership agreement contains provisions restricting employees of affiliates of WCAS IX Associates from transferring shares of Common Stock.
Section 8.04(a) of the partnership agreement is attached hereto as Exhibit F. The restrictions do not permit any such individual to sell shares of Common Stock until at least 25% of the maximum amount of shares of Common Stock held by WCAS IX have been sold or otherwise disposed of. Thereafter, no such individual shall sell shares of Common Stock in an amount which exceeds, as a percentage of shares of Common Stock held by such individual, the percentage of the maximum amount of shares of Common Stock held by WCAS IX that, at the time, have been sold or otherwise disposed of by WCAS IX.

Item 7.  Material to be Filed as Exhibits.

     A.   Amended and Restated Joint Filing Agreement dated July 22, 2004.

     B. Equity Commitment Letters, dated as of March 20, 2004, between Holdings and WCAS IX (previously filed as Exhibit B with Amendment No. 6 to this Schedule 13D).

     C. Senior Secured Credit Facilities and Senior Subordinated Bridge Facility Commitment Letter, dated March 20, 2004, by and among Holdings and the Lenders (previously filed as Exhibit C with Amendment No. 6 to this Schedule 13D).

     D. Amendment to Senior Secured Credit Facilities and Senior Subordinated Bridge Facility Commitment Letter, dated July 19, 2004 by and among Holdings and the Lenders.

     E. Agreement and Plan of Merger, dated as of March 20, 2004, by and among Holdings, Acquisition and the Issuer (previously filed as Exhibit D with Amendment No. 6 to this Schedule 13D).

     F. Section 8.04(a) of the partnership agreement of WCAS IX (previously filed as Exhibit E with Amendment No. 6 to this Schedule 13D).

                                                          (Page 38 of 40 Pages)

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 22, 2004

                                    WELSH, CARSON, ANDERSON & STOWE IX, L.P.

                                    By: WCAS IX Associates, LLC, General Partner

                                    By:  /s/ Jonathan M. Rather
                                    -------------------------------------------
                                    Managing Member

                                    WCAS IX ASSOCIATES, LLC

                                    By: /s/ Jonathan M. Rather
                                    -------------------------------------------
                                    Managing Member

                                    /s/ Jonathan M. Rather
                                    -------------------------------------------
                                    Attorney-in-Fact/Patrick J. Welsh

                                    /s/ Jonathan M. Rather
                                    -------------------------------------------
                                    Attorney-in-Fact/Russell L. Carson

                                    /s/ Jonathan M. Rather
                                    -------------------------------------------
                                    Attorney-in-Fact/Bruce K. Anderson

                                    /s/ Jonathan M. Rather
                                    -------------------------------------------
                                    Attorney-in-Fact/Thomas E. McInerney

                                    /s/ Jonathan M. Rather
                                    -------------------------------------------
                                    Attorney-in-Fact/Robert A. Minicucci

                                    /s/ Jonathan M. Rather
                                    -------------------------------------------
                                    Attorney-in-Fact/Anthony J. de Nicola

                                    /s/ Jonathan M. Rather
                                    -------------------------------------------
                                    Attorney-in-Fact/Paul B. Queally

                                                          (Page 39 of 40 Pages)


                                    /s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Attorney-in-Fact/D. Scott Mackesy


                                    /s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Attorney-in-Fact/Sanjay Swani

                                    /s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Attorney-in-Fact/John D. Clark

                                    /s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Attorney-in-Fact/James R. Matthews

                                    /s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Attorney-in-Fact/Sean D. Traynor

                                    /s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Attorney-in-Fact/John Almeida

                                    /s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Jonathan M. Rather

                                    /s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Attorney-in-Fact/Eric J. Lee

                                    /s/ George Weigers
                                    --------------------------------------------
                                    George Weigers

                                    /s/ Joelle M. Kayden
                                    --------------------------------------------
                                    Joelle M. Kayden

                                    /s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Attorney-in-Fact/Kenneth Melkus

                                                          (Page 40 of 40 Pages)


                                    /s/ Rocco Ortenzio
                                    --------------------------------------------
                                    Rocco Ortenzio

                                    /s/ Robert A. Ortenzio
                                    --------------------------------------------
                                    Robert A. Ortenzio

                                    /s/ Lloyd K. Everson
                                    --------------------------------------------
                                    Lloyd K. Everson

                                    /s/ R. Dale Ross
                                    --------------------------------------------
                                    R. Dale Ross

                                    /s/ Bruce D. Broussard
                                    --------------------------------------------
                                    Bruce D. Broussard

                                    /s/ Atul Dhir
                                    --------------------------------------------
                                    Atul Dhir

                                    /s/ George D. Morgan
                                    --------------------------------------------
                                    George D. Morgan

                                    /s/ Leo E. Sands
                                    --------------------------------------------
                                    Leo E. Sands

                                    /s/ Phillip H. Watts
                                    --------------------------------------------
                                    Phillip H. Watts